UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

John Hancock Life Insurance Company (U.S.A.)
John Hancock Life Insurance Company (U.S.A.) Separate Account A

File No. 333-179570

John Hancock Life Insurance Company (U.S.A.) ("JH") and John Hancock Life Insurance Company (U.S.A.) Separate Account A (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from three exhibits to a registration statement on Form N-6 (Post-Effective Amendment No. 9) filed on December 15, 2016.

Based on representations by JH and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from exhibits (g)(4), (g)(5), and (g)(6) will not be released to the public through December 15, 2026.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent Fields
Secretary